Filed by IAA, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934, as amended

Subject Company: IAA, Inc.

(Commission File No. 001-38580)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2023

IAA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38580	83-1030538
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

IAA, Inc.

Two Westbrook Corporate Center, Suite 500

Westchester, Illinois 60154

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (708) 492-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	IAA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act: ☐

Item 2.02.	Result of Operations and Financial Condition.

On February 21, 2023, IAA, Inc. issued a press release announcing its financial results for the fiscal fourth quarter and fiscal year ended January 1, 2023. The press release, dated February 21, 2023, is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference. The press release refers to management commentary regarding the Company’s fourth quarter and full-year fiscal 2022 financial results that is posted on its website at https://investors.iaai.com. The text of the management commentary is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference.

Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section and shall not be incorporated by reference into any filing of IAA, Inc. under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in any such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit Description
99.1	Press Release of the Company, dated February 21, 2023
99.2	Commentary Regarding Fiscal Fourth Quarter and Fiscal Year 2022 Financial Results
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IAA, INC.

Dated: February 22, 2023

	By:	/s/ Susan Healy
Susan Healy
Executive Vice President, Chief Financial Officer (Principal Financial Officer)